Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 1 DATED MARCH 5, 2015

TO THE PROSPECTUS DATED JANUARY 20, 2015

This document supplements, and should be read in conjunction with, our prospectus dated January 20, 2015, relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 1 is to disclose:

•	the status of our public offering;
•	re-election of our three directors;
•	clarification with respect to determining an estimated per share value;
•	suitability standards with respect to investors in Massachusetts and New Jersey;
•	a clarification to the “Description of Capital Stock-Meetings, Special Voting Requirements and Access To Records” section of our prospectus; and
•	an update to the “Plan of Distribution” section of our prospectus

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on January 20, 2015. The terms of our public offering require us to deposit all subscription proceeds in escrow pursuant to the terms of our escrow agreement with UMB Bank, N.A., our escrow agent, until the earlier of the date that we receive subscriptions aggregating at least $2,000,000 (including shares purchased by our sponsor, its affiliates and our directors and officers) or January 20, 2016. As of March 5, 2015, we had not received subscriptions aggregating at least $2,000,000, and the subscription proceeds held in escrow have not been released to us.

Re-Election of Our Three Directors

On February 27, 2015, by written consent in lieu of an annual meeting, our sole stockholder, Moody National REIT Sponsor, LLC, re-elected our three serving directors, Brett C. Moody, Douglas Y. Bech and Charles L. Horn, to the board of directors until the next annual meeting of our stockholders and until their successors are elected and qualified.

Clarification with Respect to Determining an Estimated Per Share Value

In compliance with SEC and FINRA rules in place at the time our estimated per share valuation takes place, such valuation will be conducted by, or with material assistance or confirmation of, a third-party valuation expert and the methodology for such valuation will be derived from a standard industry practice.

Suitability Standards with Respect to Investors in Massachusetts and New Jersey

The following information should be read in conjunction with the discussion contained in the “Suitability Standards” section of our prospectus beginning on page i and Appendix B: Form of Subscription Agreement.

Massachusetts—Massachusetts investors may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.

New Jersey—New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

Clarification to “Description of Capital Stock— Meetings, Special Voting Requirements and Access To Records”

The following disclosure is a clarification to the “Description of Capital Stock— Meetings, Special Voting Requirements and Access To Records” section on page 84 of our prospectus:

In connection with the mailing of a stockholder list to a requesting stockholder, the copy of the stockholder list will be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than ten-point type). We may impose a reasonable charge for expenses incurred in reproduction pursuant to a stockholder request.

Update to “Plan of Distribution”

The following disclosure is inserted as a new subsection following the subsection entitled “Plan of Distribution—Sales Commissions and Volume Discounts” on page 119 of our prospectus:

“Special Notice to Washington Investors

We will not sell any shares to Washington investors unless we raise a minimum of $25,000,000 in gross offering proceeds. In the event we do not raise gross offering proceeds of $25,000,000, we will promptly return all funds held in escrow for the benefit of Washington investors (in which case, Washington investors will not be required to request a refund of their investment). Pending satisfaction of this condition, all Washington subscription payments will be placed in an account held by our escrow agent, UMB Bank, N.A., in trust for Washington subscribers' benefit, pending release to us. Until we have raised $25,000,000, Washington investors should make their checks payable to ‘UMB Bank, N.A., as escrow agent for Moody National REIT II, Inc.’ Once we have raised $25,000,000, Washington investors should make their checks payable to ‘Moody National REIT II, Inc.’”